Exhibit 99.1

Super Group Files Its Annual Report on Form 20-F

New York, NY – April 27, 2023 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today filed its annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). Super Group previously announced preliminary financial results in a press release issued on March 14, 2023, which noted that the results were subject to change upon completion of the audit of Super Group’s financial statements for the year ended December 31, 2022.

The audited financial results disclosed in the 2022 Annual Report include two adjustments to the preliminary financial results: (1) the recording of an increase in fair value of €15.1 million in a derivative liability associated with the option agreement to sell the B2B division of Digital Gaming Corporation as of December 31, 2022, which resulted in a reduction in Profit before tax of that amount for the three months and year ended December 31, 2022; and (2) in accordance with IFRS 16, Super Group recognized additional lease expense, which reduced Profit before tax by €2.1 million for each of the three months and year ended December 31, 2022. The lease expense adjustment also reduced Adjusted EBITDA by €0.7 million.

Revenue, Operational EBITDA and Cash were not impacted by either of these adjustments.

The below table illustrates the changes between the preliminary results included in the March 14, 2023 press release and the audited financial statements included in the 2022 Annual Report:

	Three Months Ended December 31, 2022			Twelve Months Ended December 31, 2022
(€ in thousands)	Preliminary	Change	Final	Preliminary	Change	Final
Revenue	329,096	—	329,096	1,292,210	—	1,292,210
Profit before tax	38,297	(17,228)	21,069	233,740	(17,231)	216,509
EBITDA	56,133	(15,805)	40,328	298,168	(15,806)	282,361
Adjusted EBITDA	17,985	(678)	17,307	199,218	(679)	198,539
Operational EBITDA	42,312	—	42,312	208,461	—	208,461

The 2022 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or Super Group’s investor relations website at

https://investors.sghc.com/overview/default.aspx.

Non-GAAP Financial Information

This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”).

EBITDA, Adjusted EBITDA and Operational EBITDA are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, financial income, financial expense and income tax expense/credit. Adjusted EBITDA is defined as EBITDA less gain on derivative contracts and gain on bargain purchase plus transaction costs, share-based payment expense, and fair value adjustments on warrant liabilities and earnout liabilities and associated foreign exchange movements. Operational EBITDA is Adjusted EBITDA further adjusted to exclude unrealized foreign currency gains and losses and other non-recurring adjustments outside of the current year’s operations as may be deemed appropriate by the company’s audit committee.

Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.

Reconciliation tables of the most comparable IFRS financial measure (revised in accordance with the adjustments described above) to the non-GAAP financial measures used in this press release are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.

Reconciliation of Profit before tax to EBITDA and Adjusted EBITDA and Operational EBITDA:

	For the three months ended December 31,		For the twelve months ended December 31,
	2022	2021	2022	2021
Revenue	329,096	341,050	1,292,210	1,320,658
Profit before tax	21,069	62,592	216,509	225,908
Finance income	(970)	(291)	(2,222)	(1,312)
Finance expense	407	329	1,345	6,370
Depreciation and amortization expense	19,822	20,574	66,729	83,560

EBITDA	40,328	83,204	282,361	314,526
Transaction fees	1,358	7,107	22,969	7,107
Gain on derivative contracts	—	(15,830)	(4,148)	(15,830)
Gain on bargain purchase	—	(5,688)	—	(16,349)
Share based payment expense	—	—	126,252	—
Foreign exchange on revaluation of warrants and earnouts	(4,696)	—	25,047	—
Change in fair value of warrant liability	(773)	—	(34,518)	—
Change in fair value of earnout liability	(45,140)	—	(237,354)	—
Change in fair value of options	15,691	—	(6,292)	—
RSU expense	10,539	—	24,222	—

Adjusted EBITDA	17,307	68,793	198,539	289,454

Unrealized foreign exchange	22,149	(2,941)	2,643	(3,167)
Consolidation entries and audit journals	361	(1,234)	(7,278)	(2,279)
Pre-acquisition profit/(loss)	(1,367)	(53)	(1,162)	14,647
Non recurring and non current operating adjustments	3,863	5,008	15,719	4,107

Operational EBITDA	42,312	69,572	208,461	302,761

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com

Source: Super Group